Avail Productivity Systems, Inc
(dba Snapshyft)

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Avail Productivity Systems, Inc

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

February 26, 2020

To: Board of Directors of Avail Productivity Systems, Inc (dba Snapshyft)
        Attn: Thor Wood and Stephanie Corliss

Re: 2019 and 2018 Financial Statement Review
        Avail Productivity Systems, Inc

We have reviewed the accompanying financial statements of Avail Productivity Systems, Inc (the "Company", doing business as "Snapshyft"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

Avail Productivity Systems, Inc DBA SnapShyft
Balance Sheets (Unaudited)
For the years ended December 31, 2019 & 2018

	2019	2018
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 65,685	$ 19,436
Accounts Receivable	$ 49,650	$ 1,471
Total Current Assets	$ 115,334	$ 20,906
Fixed Assets		
Computers	$ 1,196	$ 3,587
Total Fixed Assets	$ 1,196	$ 3,587
TOTAL ASSETS	$ 116,530	$ 24,494
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities:		
Accounts Payable	$ 83,890	$ 80,530
Notes Payable - Gener8tor	$ 70,000	$ 70,000
Interest Payable	$ 4,198	$ 698
Accrued Expenses	$ -	$ 26,607
Investment Activities - KISS	$ 150,000	$ -
Total Liabilities	$ 308,088	$ 177,836
Equity		
Common Stock - Par Value .00001 - 20,000,000 Shares Authorized of which 12,368,885 are issued and outstanding as of December 31, 2019, and 2018 Respectively	$ 124	$ 124
Capital in Excess of Par Value	$ 224,776	$ 221,876
Investment Activities - SAFE $4,000,000 Post Money	$ 250,000	$ 20,000
Accumulated Deficit	$ (395,342)	$ (199,396)
Net Deficit	$ (271,117)	$ (195,946)
Total Equity	$ (191,558)	$ (153,342)
TOTAL LIABILITIES AND EQUITY	$ 116,530	$ 24,494

Avail Productivity Systems, Inc DBA SnapShyft
Statements of Operations (Unaudited)
For the years ended December 31, 2019 & 2018

	2019	2018
Net Revenues	$ 360,823	$ 186,849
Cost of Net Revenues	$ 276,127	$ 150,578
Gross Profit	$ 84,696	$ 36,271
Operating Expenses		
General & Administrative	$ 307,748	$ 173,463
Development	$ 48,065	$ 58,753
Total Operating Expenses	$ 355,813	$ 232,216
Loss from Operations	$ (271,117)	$ (195,946)
Net Loss	$ (271,117)	$ (195,946)

Avail Productivity Systems, Inc DBA SnapShyft
Statements of Changes in Shareholders Equity (Unaudited)
For the years ended December 31, 2019 & 2018

	Number of Shares	Share Capital		Accumulated Deficit		Total Shareholders Equity	
Balance at December 31, 2017	8,618,640	$	130,000	$	(199,396)	$	(69,396)
Issuance of Shares	3,750,245	$	112,000	$	-	$	112,000
Net Loss	-	$	-	$	(195,946)	$	(195,946)
Balance at December 31, 2018	12,368,885	$	242,000	$	(395,342)	$	(153,342)
Issuance of Shares	-	$	232,900	$	-	$	232,900
Net Loss	-	$	-	$	(271,117)	$	(271,117)
Balance at December 31, 2019	12,368,885	$	474,900	$	(666,459)	$	(191,559)

Avail Productivity Systems, Inc DBA SnapShyft
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2019 & 2018

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (271,117)	$ (195,946)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in operating assets and liabilities:		
Increase/Decrease in Accounts Receivable	$ (48,179)	$ (1,471)
Increase/Decrease in Accounts Payable	$ 3,360	$ 70,000
Increase/Decrease in Accrued Expenses/Interest	$ (23,107)	$ 26,010
Increase/Decrease in Fixed Assets	$ 2,391	$ (487)
Net Cash Used In Operating Activities	$ (336,652)	$ (101,894)
Cash Flows From Financing Activities		
Investment Activities	$ 382,900	$ 112,000
Net Cash Provided by Financing Activities	$ 382,900	$ 112,000
Net Change in Cash	$ 46,249	$ 10,106
Cash at Beginning of Period	$ 19,436	$ 9,330
Cash at End of Period	$ 65,685	$ 19,436

Avail Productivity Systems, Inc DBA SnapShyft
Notes to the Financial Statements (unaudited)
For the years ended December 31, 2019 & 2018

NOTE 1: NATURE OF OPERATIONS

AVAIL PRODUCTIVITY SYSTEMS, INC, doing business as SNAPSHYFT (the "Company"), is an Indianapolis-based, Delaware C-Corp incorporated on September 26, 2018. The Company previously operated as a limited liability company, formed in December 2016, but continued operations after legal entity conversion. The Company is an HR Tech company providing a labor marketplace to connect qualified workers on a short-term basis with Food & Beverage and Hospitality focused operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, which recognizes revenue when earned and expenses as incurred.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

The accounts receivable balances related to the few customers of the platform on net terms (varying from 10-30 days based on their agreements).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

See accompanying Independent Accountant's Review Report.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Property & Equipment

The Company equipment at cost when purchased. The Company capitalizes expenditures for personal property and betterments over $500 and uses the straight-line method of depreciation calculated over the estimated useful life of the asset ranging from 3-7 years for furniture and equipment and 40 years for buildings and improvements.

Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the accounts and gains and losses are included in the statement of activities.

Accounts Payable

The accounts payable balance primarily consists of two invoices for development fees of the online platform, to which an ongoing dispute/settlement is being created. Until the settlement of the invoice and fees has been officially reached and agreement upon by the Company and respective parties, the Company records the full invoice balance until resolved. There is not any legal proceeding or lawsuit regarding this payable at this time (see Note 6).

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The financial statements include some amounts that are based on management's best estimates and judgments.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $48,065 and $58,753 for the years ended December 31, 2019 and 2018, respectively.

Income Taxes

The Company is taxed as a C-corporation effective in 2017, during the period of operations as a limited liability company.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company has net operating loss carryforwards of $246,117 and $195,946 as of December 31, 2019 and 2018, respectively. The Company files U.S. federal and state income tax returns. Tax returns for year ending 2018 has been filed. Tax return for year ending 2019 will be filed by the required deadline set forth by taxing authorities.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The Company recognizes it will need to raise additional capital in order to fund operations and execute its current plan at growth. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable, and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. If the Company is unable to obtain financing on a timely basis, the Company could be forced to sell its assets, discontinue its operations and/or pursue other strategic avenues to commercialize its technology, and its intellectual property could be impaired. The accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $70,000 cash in exchange for a convertible note payable (the "Note"). The Note accrues interest at 5% per annum. Principal and interest under the Note are convertible into Common Stock, at the option of the holders of the Notes, at a 15% discount, or are automatically convertible into Preferred Stock upon a "Qualified Financing" (as defined below).

Upon the closing of a Qualified Financing (defined below), the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the Note (the "Conversion Value"), or (B) to convert the Note, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 15%. Qualified Financing means the sale of securities (whether equity, debt, or a combination thereof) by the Company for cash in a single transaction or a series of related transactions occurring after the date hereof of at least $250,000 of the Company's securities (whether equity, debt, or a combination thereof), inclusive of this Note.

If the Company undergoes a change of control, a sale of the Company, a sale of all or substantially all of the Company's assets, or an initial public offering of Company's securities, prior to a conversion of this Note pursuant to Section 1(a) or Section 1(b), at the option of Lender, either (i) the outstanding Principal Amount and all accrued and unpaid interest under this Note will be converted into shares of the Company's common stock representing six percent of the Company's outstanding shares of common stock at the time of such conversion, calculated on a fully diluted basis; or (ii) the Company will pay Lender an aggregate amount equal to 1.5 times the aggregate Principal Amount and accrued and unpaid interest then outstanding under this Note, in full satisfaction of the Company's obligations under this Note.

As of December 31, 2018, approximately $4,198 of interest had accrued under the Note.

NOTE 5: SHAREHOLDERS' EQUITY (DEFICIT)

The Company denotes its ownership interests in common shares. The company has authorized a total of 20 million shares with a par value of $0.00001. The Company has 12,368,885 shares issued and outstanding as of December 31, 2019, and 2018, respectively.

Contingencies – Simple Agreements for Future Equity ("SAFEs")

Prior to January 1, 2019, the Company had issued $20,000 in SAFEs. In 2019, the Company issued $230,000 in SAFEs (all SAFEs in aggregate are referred to as the "SAFEs"), for a new cumulative total of $250,000.

Upon the event of an equity financing, the SAFEs automatically convert into either Safe Preferred Stock or Standard Preferred Stock, depending on the specific SAFE agreement and the pre-money valuation of the Company. If the SAFEs convert to Standard Preferred Stock, it is at the purchase price divided by the price per share in the equity financing. If the SAFEs convert to Safe Preferred Stock, it is at the lower of the purchase price divided by price per share times the discount price or the valuation cap divided by the total company capitalization. The discount prices are 20% for all and the post-money valuation cap is $4,000,000.

NOTE 6: COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

The Company may be subject to pending legal proceedings in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2019, the Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

Contingencies – Keep It Simple Securities ("KISS")

The Company issued one KISS in exchange for cash financing of $150,000 in January 2019. Upon the closing of the Next Equity Financing, as defined in the KISS agreement, this KISS will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares (defined as a number equal to 6% of the Fully-Diluted Capitalization immediately following the closing of the Next Equity Financing). At least fifteen (15) business days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Next Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS shall be upon and subject to the same terms and conditions applicable to the Next Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable). Unless earlier converted to Conversion Shares or paid at the Investor's election at any time on or before the Maturity date which is 18 months from date of issue, this KISS shall be converted into that number of Conversion Shares equal to the Target Conversion Shares.

The Company has accounted for its KISS investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the KISS liability occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2019, the fair value of the KISS is equal to the face amount, that is the amounts of initial investment, as evidenced by the KISS amounts being transacted in recent arm's length transactions with unrelated parties.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

ASC – 606 - A new standard has been issued by FASB that requires significant changes in the method and timing of recognition of certain contract revenues and related incremental expenses (such as sales commissions) once it becomes effective for nonpublic entities. This standard was adopted by the Company beginning in 2019 and any required retrospective adjustments to prior periods have been made as of 12/31/2019. The effects of this change on the Company's financial statements had no significant impact.

NOTE 8: SUBSEQUENT EVENTS

A subsequent issuance of a warrant document was executed on February 1st, 2020 to Saas Growth Ventures for a total of $300,000 at a purchase price of $0.3547 per share, expiring on February 1, 2021.

Anticipated Crowdfunded Offering

See accompanying Independent Accountant's Review Report.

The Company has signed an engagement letter with Netcapital Funding Portal Inc. ("Netcapital") to offer the sale of the Company's common stock to the public under the exemption provided by Section 4(a)(6) of the Securities Act of 1933. This exemption is known as the crowdfunding exemption, or "Regulation CF." The Company plans to sell up to 1,000,000 shares of common stock at a price of $1.00 per share to generate gross proceeds of $1,000,000.   Netcapital charges a fee of 4.9% of the gross proceeds. The maximum proceeds allowed to be sold to the public under Regulation CF in any 12-month period cannot exceed $1,070,000. Netcapital serves as an intermediary to facilitate the crowdfunding effort, and there is no assurance that the Company will be able to attract enough buying from the public to raise the full amount it is seeking.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through February 26, 2020, the date the financial statements were available to be issued. No material events have been identified which require adjustment or disclosure in these financial statements.